UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras about nomination for the Fiscal Council

—

Rio de Janeiro, March 16, 2021 - Petróleo Brasileiro S.A. – Petrobras, pursuant to CIRCULAR LETTER/CVM/SEP/No.01/2021, reports that it has received from holders of preferred shares the nomination of candidates for the Fiscal Council, whose election will take place at the Annual General Meeting of April 14, 2021.

Candidates nominated by shareholders FIA Dinâmica Energia and Banclass FIA:

Candidate's name	Nomination role
Michele da Silva Gonsales Torres	Member of the Fiscal Council indicated by preferred shareholders (main)
Antonio Emílio Bastos de Aguiar Freire	Member of the Fiscal Council indicated by preferred shareholders (alternate)

Below is an excerpt of the candidate's CV received by the company.

“Michele da Silva Gonsales Torres is a lawyer, currently a partner at ALFM Advogados. She has experience in: Corporate Governance; Compliance; Management of Legal Departments; Risk Assessment and Management; Analysis, Development and Management of several types of contracts; Corporate; Legal Strategic Planning for Business Structuring; Structuring Operations with Investment Fund in Equity; Structuring Operations with Real Estate Developments; Development of Legal Expert Opinions - Compliance, Corporate Law, Capital Markets. Member of the Compliance Committee of Instituto dos Advogados de SP-IASP; Compliance Committee of the Brazilian Bar Association-OAB/SP. Member of the Fiscal Council of Cemig (2018-2019 and 2020-2022) and Light since 2019.”

“Antonio Emilio Freire is a senior auditor who has a wealth of practical experience backed by upper academic qualifications. For the last 10 years Mr. Freire has been acting in leadership roles in risk management, strategic planning and internal controls. In addition, he has a deep global experience with outstanding performance in Brazil, Philadelphia and Tampa in the USA, Auckland in New Zealand, and Geneva in Switzerland, before joining the Comptroller and Auditor General Office in Brazil. Mr. Freire attended the Federal University of Ceará between 1990 and 1994 graduating with a Bachelor of Financial Sciences degree with distinction. While in the USA, between 1999 and 2002, he obtained at The University of Tampa his Master of Business Administration with concentration in Marketing and Strategic Planning. In 2013 he obtained his Post Graduate Diploma in Government Affairs. In 2014 he obtained his title Leadership in Transparency and Corruption Control from the École Nationale d'Administration Française. In 2017 he obtained his Post Graduate Diploma in External Control at the National University of Brasilia. “

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 16, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer